Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603



                                October 24, 2012

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 961
                 US Low Volatility Strategy Portfolio, Series 1
                       File Nos. 333-183888 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated October 12, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 961, filed on September 13, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the US Low Volatility Strategy Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comments.

PROSPECTUS

Investment Summary - Investment Objective

      1. This section states that the Trust's investment objective is to seek "risk-adjusted total returns" through a diversified portfolio of 30 "lower volatility" securities from the S&P 500 Index. Please provide definitions for "risk-adjusted total returns" and "lower volatility."

      Response: The investment objective has been revised to state: "The trust seeks to provide total return." In addition, the term "lower volatility" is explained in the "Principal Investment Strategy" section. Specifically, the first three sentences now state: "The trust seeks to provide a diversified portfolio of 30 lower volatility securities from the S&P 500 Index. The trust applies a series of screens to determine the final portfolio, including measuring the volatility of a security by using the standard deviation of daily returns for the previous trailing year for such a security and selecting the securities with the lowest volatility. The trust seeks total returns that may exceed the S&P 500 Index's market level in certain risk-adjusted return metrics." The referenced risk-adjusted return metrics, such as Beta, are included under "Define Sub-Universe."

Investment Summary - Security Selection - Define Sub-Universe

      2. The seventh bullet point in this section provides that the Trust will not invest in securities with market capitalization of less than $1 billion. Since companies with market capitalizations of this size are generally considered small-capitalization companies, please disclose in the principal risk section that the Trust's investments will include small- and mid-capitalization securities, and describe the risks associated with these types of investments.

      Response: The requested disclosure has been added to the "Principal Risks" and "Investment Risks" sections. However, small- and mid-capitalization securities may not be included in the final portfolio. If such securities are not included in the Trust portfolio, these risks will be modified or deleted accordingly.

Additional  Revision

      The final portfolio will contain real estate investment trusts. Therefore, the risks relating to real estate investment trusts have been added to the "Principal Risks" and "Investment Risks" sections.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren